FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, February 18, 2016

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2015

(Note:
All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces fiscal year 2015 net earnings of $567.7 million ($23.15 per diluted share after payment of preferred share dividends) compared to fiscal year 2014 net earnings of $1,633.2 million ($73.01 per diluted share after payment of preferred share dividends), principally reflecting lower net gains on investments, partially offset by increased underwriting profit. Book value per basic share at December 31, 2015 was $403.01 compared to $394.83 at December 31, 2014 (an increase of 4.5% adjusted for the $10 per common share dividend paid in the first quarter of 2015).

"Our underwriting results in 2015 were the best in our 30-year history, with record underwriting profit of $704.5 million and a record low combined ratio of 89.9%," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. "All of our major insurance companies again had combined ratios less than 100% for the year, with Zenith at 82.5%, OdysseyRe at 84.7% and Fairfax Asia at 87.9%. We are maintaining our defensive equity hedges and deflation protection as we remain concerned about the financial markets and the economic outlook in this global deflationary environment. We continue to be soundly financed, with year-end cash and marketable securities in the holding company close to $1.3 billion."

Highlights for 2015 included the following:

•
The combined ratio of the insurance and reinsurance operations was 89.9% on a consolidated basis, producing an underwriting profit of $704.5 million, compared to a combined ratio and underwriting profit of 90.8% and $552.0 million respectively in 2014.

•
Net premiums written by the insurance and reinsurance operations increased by 16.6% to $7,138.9 million, primarily reflecting the consolidation of Brit in the second quarter of 2015 (net premiums written were comparable to the prior year excluding acquisitions).

•
The insurance and reinsurance operations produced operating income (excluding net gains (losses) on investments) of $1,181.5 million, compared to $915.4 million in 2014, primarily as a result of improved underwriting profit and increased interest and dividends.

•
Interest and dividend income of $512.2 million increased from $403.8 million in 2014, principally due to increased holdings of higher yielding government bonds year-over-year and the impact of consolidating Fairfax India and Brit's portfolio investments. As of December 31, 2015, subsidiary cash and short term investments accounted for 24.7% of the company's portfolio investments. Interest income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $4,946.2 million at December 31, 2015 and $5,228.6 million at December 31, 2014).

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

•	Net investment losses of $259.2 million in 2015 (net investment gains of $1,736.2 million in 2014) consisted of the following:

	Fourth quarter of 2015
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	(56.0)	227.7	171.7
Equity hedges	181.2	(294.2)	(113.0)
Equity and equity-related investments after equity hedges	125.2	(66.5)	58.7
Bonds	(81.1)	(109.7)	(190.8)
CPI-linked derivatives	—	(89.6)	(89.6)
Other - principally foreign currency	28.2	(6.6)	21.6
	72.3	(272.4)	(200.1)

	Year ended December 31, 2015
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	818.8	(1,243.8)	(425.0)
Equity hedges	126.7	375.1	501.8
Equity and equity-related investments after equity hedges	945.5	(868.7)	76.8
Bonds	26.8	(495.5)	(468.7)
CPI-linked derivatives	—	35.7	35.7
Other - principally foreign currency	204.1	(107.1)	97.0
	1,176.4	(1,435.6)	(259.2)

•
Included in realized gains during 2015 was a gain of $298.0 million realized upon the company's sale of a portion of its holdings in the Bank of Ireland and $236.4 million realized on the sale of Ridley Inc. In the table above, of the unrealized losses on equity and equity-related investments in 2015, $381.3 million resulted simply from unrealized gains becoming realized gains.

•
The company held $1,276.5 million of cash, short term investments and marketable securities at the holding company level ($1,275.9 million net of short sale and derivative obligations) at December 31, 2015, compared to $1,244.3 million ($1,212.7 million net of short sale and derivative obligations) at December 31, 2014.

•	The company's total debt to total capital ratio improved to 21.8% at December 31, 2015 from 24.6% at December 31, 2014.

•
On October 30, 2015 the company agreed to acquire an additional 9.0% of the outstanding shares of ICICI Lombard General Insurance Company Limited ("ICICI Lombard"). ICICI Lombard is the largest private sector general insurance company in India with gross written premiums of approximately $1 billion for the year ended March 31, 2015.

Upon completion of the transaction, the share ownership in ICICI Lombard of ICICI Bank and Fairfax will be approximately 64% and 35% respectively. The proposed transaction values ICICI Lombard at Rs. 17,225 crore (approximately $2.6 billion), reflecting ICICI Lombard's position as the leading private sector general insurer in India and the substantial potential for profitable growth of its business. Closing of the transaction is subject to governmental and regulatory approvals and is expected to occur in the first quarter of 2016.

•
On December 22, 2015 the company agreed to acquire an 80% interest in Eurolife ERB Insurance Group Holdings S.A. ("Eurolife") for a purchase price of €316 million (approximately $347 million). Eurolife, which distributes its life and non-life insurance products and services through Eurobank's network, is the third largest insurer in Greece, with gross written premiums of €241 million for the nine months ended September 30, 2015. Closing of the transaction is subject to governmental and regulatory approvals and customary closing conditions and is expected to occur by the end of the second quarter of 2016.

•At December 31, 2015, the company owned $109.4 billion notional amount of CPI-linked derivative contracts with a cost of $655.8 million, a market value of $272.6 million, and a remaining weighted average life of 6.6 years. The majority of the contracts were based on the underlying United States CPI index (53.7%) or the European Union CPI index (38.7%).

		($ in millions)
Underlying CPI Index	Floor Rate(1)	Average Life (in years)	Notional Amount	Cost	Cost(2) (in bps)	Market Value	Market Value(2) (in bps)	Unrealized Gain (Loss)
United States	0.0%	6.6	$46,225.0	$284.7	61.6	$98.9	21.4	$(185.8)
United States	0.5%	8.8	12,600.0	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	42,338.4	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	4,863.9	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,421.8	20.7	60.5	13.3	38.9	(7.4)
		6.6	$109,449.1	$655.8		$272.6		$(383.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

•	At December 31, 2015, common shareholders' equity was $8,952.5 million, or $403.01 per basic share, compared to $8,361.0 million, or $394.83 per basic share, at December 31, 2014.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At December 31, 2015, equity hedges represented 88.1% of the company's equity and equity-related holdings. Subsequent to December 31, 2015 the company added approximately $938 million notional amount to its short positions in equity and equity index total return swaps, increasing its equity hedge ratio to approximately 100%. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 22.2 million and 21.2 million weighted average shares outstanding during the fourth quarters of 2015 and 2014 respectively. At December 31, 2015, there were 22,213,859 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, along with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its 2015 results at 8:30 a.m. Eastern time on Friday, February 19, 2016. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 4, 2016. The replay may be accessed at 1 (866) 402-3745 (Canada or U.S.) or 1 (203) 369-0552 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.
For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at December 31, 2015 and December 31, 2014
(unaudited - US$ millions)

	December 31, 2015	December 31, 2014
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $62.8; December 31, 2014 – $109.7)	1,276.5	1,244.3
Insurance contract receivables	2,546.5	1,931.7

Portfolio investments
Subsidiary cash and short term investments	6,641.6	5,534.3
Bonds (cost $11,258.9; December 31, 2014 – $9,900.1)	12,286.6	11,445.5
Preferred stocks (cost $220.5; December 31, 2014 – $386.8)	116.6	376.4
Common stocks (cost $6,004.2; December 31, 2014 – $4,531.7)	5,358.3	4,848.5
Investments in associates (fair value $2,185.9; December 31, 2014 – $2,070.5)	1,730.2	1,617.7
Derivatives and other invested assets (cost $628.5; December 31, 2014 – $634.0)	500.7	426.8
Assets pledged for short sale and derivative obligations (cost $322.9; December 31, 2014 – $757.8)	351.1	860.0
Fairfax India cash and portfolio investments (cost $646.0; December 31, 2014 – nil)	847.4	—
	27,832.5	25,109.2

Deferred premium acquisition costs	532.7	497.6
Recoverable from reinsurers (including recoverables on paid losses – $286.3; December 31, 2014 – $230.7)	3,890.9	3,982.1
Deferred income taxes	463.9	460.4
Goodwill and intangible assets	3,214.9	1,558.3
Other assets	1,771.1	1,347.6
Total assets	41,529.0	36,131.2

Liabilities
Accounts payable and accrued liabilities	2,555.9	2,029.1
Income taxes payable	85.8	118.3
Short sale and derivative obligations (including at the holding company – $0.6; December 31, 2014 – $31.6)	92.9	160.8
Funds withheld payable to reinsurers	322.8	461.5
Insurance contract liabilities	23,101.2	20,438.7
Long term debt – holding company and insurance and reinsurance companies	3,067.5	3,042.4
Long term debt – non-insurance companies	284.0	136.6
Total liabilities	29,510.1	26,387.4

Equity
Common shareholders’ equity	8,952.5	8,361.0
Preferred stock	1,334.9	1,164.7
Shareholders’ equity attributable to shareholders of Fairfax	10,287.4	9,525.7
Non-controlling interests	1,731.5	218.1
Total equity	12,018.9	9,743.8
	41,529.0	36,131.2

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and twelve months ended December 31, 2015 and 2014
(unaudited - US$ millions except per share amounts)

	Fourth quarter		Year ended December 31,
	2015	2014	2015	2014
Revenue
Gross premiums written	2,202.4	1,778.6	8,655.8	7,459.9
Net premiums written	1,910.5	1,520.2	7,520.5	6,301.8

Gross premiums earned	2,346.8	1,867.4	8,581.7	7,358.2
Premiums ceded to reinsurers	(311.4)	(262.4)	(1,210.7)	(1,142.0)
Net premiums earned	2,035.4	1,605.0	7,371.0	6,216.2
Interest and dividends	145.1	119.4	512.2	403.8
Share of profit of associates	11.8	15.7	172.9	105.7
Net gains (losses) on investments	(200.1)	(172.6)	(259.2)	1,736.2
Other revenue	455.0	506.2	1,783.5	1,556.0
	2,447.2	2,073.7	9,580.4	10,017.9
Expenses
Losses on claims, gross	1,448.9	1,090.2	5,098.4	4,427.4
Losses on claims ceded to reinsurers	(301.6)	(166.3)	(712.0)	(633.1)
Losses on claims, net	1,147.3	923.9	4,386.4	3,794.3
Operating expenses	408.2	297.3	1,470.1	1,227.2
Commissions, net	339.6	244.5	1,177.3	959.9
Interest expense	55.6	53.0	219.0	206.3
Other expenses	422.4	475.5	1,703.1	1,492.3
	2,373.1	1,994.2	8,955.9	7,680.0
Earnings before income taxes	74.1	79.5	624.5	2,337.9
Provision for (recovery of) income taxes	(59.0)	41.3	(17.5)	673.3
Net earnings	133.1	38.2	642.0	1,664.6

Attributable to:
Shareholders of Fairfax	103.4	23.7	567.7	1,633.2
Non-controlling interests	29.7	14.5	74.3	31.4
	133.1	38.2	642.0	1,664.6

Net earnings per share	$4.19	$0.50	$23.67	$74.43
Net earnings per diluted share	$4.10	$0.49	$23.15	$73.01
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	22,235	21,181	22,070	21,186

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and twelve months ended December 31, 2015 and 2014
(unaudited - US$ millions)

	Fourth quarter		Year ended December 31,
	2015	2014	2015	2014

Net earnings	133.1	38.2	642.0	1,664.6

Other comprehensive loss, net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations	(112.3)	(115.4)	(557.9)	(200.7)
Gains on hedge of net investment in Canadian subsidiaries	39.6	48.0	218.8	118.7
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(5.6)	(18.6)	(25.0)	(52.7)
	(78.3)	(86.0)	(364.1)	(134.7)
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	23.7	(103.4)	28.8	(36.7)
Net losses on defined benefit plans	(2.2)	(31.6)	(6.1)	(32.9)
	21.5	(135.0)	22.7	(69.6)

Other comprehensive loss, net of income taxes	(56.8)	(221.0)	(341.4)	(204.3)
Comprehensive income (loss)	76.3	(182.8)	300.6	1,460.3

Attributable to:
Shareholders of Fairfax	69.7	(191.8)	316.0	1,436.7
Non-controlling interests	6.6	9.0	(15.4)	23.6
	76.3	(182.8)	300.6	1,460.3

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and years ended December 31, 2015 and 2014 were:

Net Premiums Written

	Fourth quarter		Year ended December 31,
	2015	2014	2015	2014
Northbridge	226.9	258.9	887.0	967.1
OdysseyRe	468.9	561.6	2,095.0	2,393.8
Crum & Forster	449.1	341.3	1,659.4	1,346.3
Zenith National	143.1	127.5	785.4	720.9
Brit(1)	383.5	—	946.4	—
Fairfax Asia	77.1	54.9	275.9	280.1
Insurance and Reinsurance - Other	67.1	92.0	489.8	413.9
Insurance and reinsurance operations	1,815.7	1,436.2	7,138.9	6,122.1

Net Premiums Earned

	Fourth quarter		Year ended December 31,
	2015	2014	2015	2014
Northbridge	212.8	236.2	874.7	942.3
OdysseyRe	513.4	585.8	2,204.1	2,356.6
Crum & Forster	433.8	341.9	1,522.0	1,306.5
Zenith National	200.6	185.4	766.4	714.3
Brit(1)	398.5	—	892.5	—
Fairfax Asia	85.7	63.4	287.0	272.2
Insurance and Reinsurance - Other	95.8	102.9	442.7	392.7
Insurance and reinsurance operations	1,940.6	1,515.6	6,989.4	5,984.6

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the fourth quarters and years ended December 31, 2015 and 2014 were:

	Fourth quarter		Year ended December 31,
	2015	2014	2015	2014
Northbridge	93.0%	92.7%	91.8%	95.5%
OdysseyRe	71.6%	75.8%	84.7%	84.7%
Crum & Forster	96.6%	100.9%	97.7%	99.8%
Zenith National	81.4%	86.1%	82.5%	87.5%
Brit(1)	94.6%	—	94.9%	—
Fairfax Asia	82.5%	83.7%	87.9%	86.7%
Insurance and Reinsurance - Other	84.3%	85.0%	89.6%	94.7%
Insurance and reinsurance operations	86.4%	86.3%	89.9%	90.8%

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.